[Letterhead of Sutherland Asbill & Brennan LLP]

March 8, 2016

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 25, 2016

File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 2, 2016, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on February 25, 2016 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	In the first paragraph on page 4 of the Proxy Materials, please provide an estimate of the expenses that the Company expects to bear in connection with the solicitation of proxies for the Company’s 2016 Annual Meeting of Stockholders.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	In the first paragraph on page 4 of the Proxy Materials, please clarify that any references to “we” refers to the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Edward P. Bartz, Esq.

March 8, 2016

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP